Filed by Regions Financial Corporation
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

            Subject Company: AmSouth Bancorporation (Commission File No. 1-7476)


ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The Merger will be submitted to Regions Financial's and AmSouth's stockholders for their consideration. Regions Financial will file a registration statement, which will include a joint proxy statement/prospectus to be sent to each company's stockholders, and each of Regions Financial and AmSouth may file other relevant documents concerning the Merger with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions Financial and AmSouth, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Regions Financial's website (http://www.regions.com) under the tab "Investor Relations" and then under the heading "SEC Filings", or by accessing AmSouth's website (http://www.amsouth.com) under the tab "About AmSouth", then under the tab "Investor Relations" and then under the heading "SEC Filings".

Regions Financial and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions Financial and/or AmSouth in connection with the Merger. Information about the directors and executive officers of Regions Financial is set forth in the proxy statement for Regions Financial's 2006 annual meeting of stockholders, as filed with the SEC on April 5, 2006. Information about the directors and executive officers of AmSouth is set forth in the proxy statement for AmSouth's 2006 annual meeting of stockholders, as filed with the SEC on March 16, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of these documents as described above.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger as well as other statements of expectations regarding the Merger and any other statements regarding future results or expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Regions Financial and AmSouth caution readers that results and events subject to forward-looking statements could differ materially due to the following factors, among others: the risk that the businesses of Regions Financial and/or AmSouth in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of Regions Financial and AmSouth to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans; the effects of changes in interest rates and other risks and factors identified in each company's filings with the SEC. Regions Financial and AmSouth do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The following is an advertisement that appeared in Alabama newspapers on June 4, 2006:

Regions and AmSouth
A merger that makes banking even better and your community even stronger.

Regions Bank o 417 North 20th Street o Birmingham, AL 35203
AmSouth Bank o 1900 5th Avenue North o Birmingham, AL 35203

June 2006

Dear Neighbors:

On behalf of Regions and AmSouth, we are excited and proud to announce plans to combine our two great Alabama-headquartered companies.

With roots dating back to the 1870s, Regions and AmSouth have long traditions of providing financial services to the great state of Alabama. We will be even better together, building a stronger financial future for our customers, our shareholders, our associates, and our communities.

When news like this is announced, it's natural to wonder how it will affect you, your accounts, and your community. Consider it business as usual. You will continue to receive the same great service from the same friendly people -- whether the sign out front reads Regions or AmSouth.

Together, we will become one of the 10 largest bank holding companies in the United States with total assets of nearly $140 billion and approximately 5 million customer households. Our combined resources will allow us to offer our current customers and future customers more products and solutions than ever before through our 16-state network of 2,000 branches and 2,800 ATMs.

Regions and AmSouth are two of the largest companies, and largest employers, in Alabama. Together, we will continue our commitment to strengthening the support of our associates, our communities, and the hundreds of local companies that depend on us.

While change always brings challenges, this merger helps us continue Alabama's rich tradition in financial services. We are confident our customers can look forward to a stronger financial relationship and that Regions and AmSouth are better together.

If you have questions about the combined Regions and AmSouth, we encourage you to visit a local branch. You can also learn more at www.regions.com or www.amsouth.com, or call us at 1-800-REGIONS or 1-800-AMSOUTH.

Sincerely,


Jackson W. Moore                                Dowd Ritter
Chairman, President and Chief                   Chairman, President and Chief
Executive Officer                               Executive Officer
Regions Financial Corporation                   AmSouth Bancorporation

This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions and AmSouth. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. The proposed merger will be submitted to Regions' and AmSouth's stockholders for their consideration. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and AmSouth, at the SEC's Web site (http://www.sec.gov) and at Regions' Web site (http://www.Regions.com) and AmSouth's Web site (http://www.AmSouth.com). Regions and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions and/or AmSouth in connection with the proposed merger. Information about the respective directors and executive officers of Regions and AmSouth is set forth in each company's proxy statement for its respective annual meeting of stockholders.


2006 Regions Bank. Member FDIC.

The following is an advertisement that appeared in the Birmingham News on June 4, 2006:

Regions and AmSouth
A merger that makes banking even better and Birmingham even stronger.

Regions Bank o 417 North 20th Street o Birmingham, AL 35203
AmSouth Bank o 1900 5th Avenue North o Birmingham, AL 35203

June 2006

Dear Neighbors:

On behalf of Regions and AmSouth, we are excited and proud to announce plans to combine our two great Birmingham-based companies.

With roots dating back to the 1870s, Regions and AmSouth have long traditions of providing financial services to the great state of Alabama. We will be even better together, building a stronger financial future for our customers, our shareholders, our associates, and our hometown.

When news like this is announced, it's natural to wonder how it will affect you, your accounts, and your community. Consider it business as usual. You will continue to receive the same great service from the same friendly people -- whether the sign out front reads Regions or AmSouth.

Together, we will become one of the 10 largest bank holding companies in the United States with total assets of nearly $140 billion and approximately 5 million customer households. Our combined resources will allow us to offer our current customers and future customers more products and solutions than ever before through our 16-state network of 2,000 branches and 2,800 ATMs.

Regions and AmSouth are two of the largest companies, and largest employers, in Alabama. Together, we will continue our commitment to strengthening the support of our associates, our communities, and the hundreds of local companies that depend on us.

While change always brings challenges, this merger helps us continue Birmingham's rich tradition in financial services. We are confident our customers can look forward to a stronger financial relationship and that Regions and AmSouth are better together.

If you have questions about the combined Regions and AmSouth, we encourage you to visit a local branch. You can also learn more at www.regions.com or www.amsouth.com, or call us at 1-800-REGIONS or 1-800-AMSOUTH.

Sincerely,


Jackson W. Moore                                Dowd Ritter
Chairman, President and Chief                   Chairman, President and Chief
Executive Officer                               Executive Officer
Regions Financial Corporation                   AmSouth Bancorporation


This document contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Act of 1995. These include statements as to the benefits of the proposed merger between Regions and AmSouth. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. The proposed merger will be submitted to Regions' and AmSouth's stockholders for their consideration. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and AmSouth, at the SEC's Web site (http://www.sec.gov) and at Regions' Web site (http://www.Regions.com) and AmSouth's Web site (http://www.AmSouth.com). Regions and AmSouth and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Regions and/or AmSouth in connection with the proposed merger. Information about the respective directors and executive officers of Regions and AmSouth is set forth in each company's proxy statement for its respective annual meeting of stockholders.

2006 Regions Bank. Member FDIC.